TASEKO MINES LIMITED
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604) 684-6365      Fax: (604) 684-8092

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual and special general meeting (the “Meeting”) of Shareholders of Taseko Mines Limited (the “Company”) will be held at the Vancouver Convention & Exhibition Centre, Meeting Room #8, 999 Canada Place, Vancouver, British Columbia, on March 15, 2007 at 1:30 p.m., local time, for the following purposes:

A.	Annual Matters

1.	To receive the report of the directors of the Company, the financial statements of the Company for its fiscal year ended September 30, 2006 and the report of the auditor thereon.

2.	To fix the number of directors of the Company at 10.

3.	To elect directors of the Company for the ensuing year.

4.	To appoint an auditor of the Company for the ensuing year.

B.	Special Business

1.

Amendment to Share Option Plan – To consider and if thought fit, approve an ordinary resolution to authorize the amendments of the Company’s Share Option Plan, as more particularly set out in the Information Circular prepared for the Meeting.

2.

Shareholder Rights Plan – To consider and if thought fit, approve an ordinary resolution to authorize a shareholder rights plan, as more particularly set out in the Information Circular prepared for the Meeting.

C.	Other Matters

1.	To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and accompanies this Notice. The Information Circular contains further particulars of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

DATED at Vancouver, British Columbia, February 15, 2007.

BY ORDER OF THE BOARD

Russell E. Hallbauer
President and Chief Executive Officer